UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1803091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

136 E South Temple, Suite 1400, Salt Lake City, UT 84111

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Part 3. FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements of

SKY QUARRY INC.

formerly, Recoteq Inc.

For the six months ended June 30, 2021

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL RESULTS

The accompanying unaudited consolidated interim financial statements of the Company as at, and for the six months ended June 30, 2021 and at December 31, 2020, have been prepared in accordance with United States generally accepted accounting practices (“US GAAP”) and are the responsibility of the Company’s management. The interim financial statements and related financial reporting matters have been reviewed and approved by the Audit Committee.

The Company’s independent auditor has not performed a review of the interim financial statements for the period ending June 30, 2021.

SKY QUARRY INC.

Consolidated Balance Sheets

As at June 30, 2021 and at December 31, 2020

Unaudited

Expressed in US dollars

	Note	2021	2020

ASSETS

Current assets:
Cash		$70,772	$135,787
Trade receivables	5	10,000	29,168
Prepaid expenses and other receivables		969,311	910,547
Inventory	6	96,287	96,287
Total Current Assets		1,146,370	1,171,789

Non-Current assets:
Property, plant and equipment	8	344,079	344,079
Oil and gas properties	9	2,184,988	2,135,420
Total Non-Current Assets		2,529,067	2,479,499

TOTAL ASSETS		$3,675,437	$3,651,288

LIABILITIES AND EQUITY

Current liabilities:
Accrued payable and accrued liabilities	10	$185,323	$265,287
Notes payable current portion	11,12	1,428,964	1,244,490
Total Current Liabilities		1,614,287	1,509,777

Non-Current Liabilities:
Notes payable non-current portion	11,12	908,804	1,388,403
Total Non-Current Liabilities		908,804	1,388,403

Total Liabilities		$2,523,091	$2,898,180

SHAREHOLDERS’ EQUITY:
Share capital	4,14	2,482,162	1,149,733
Retained deficit		(1,274,356)	(317,503)
Accumulated other comprehensive income (loss)		(55,460)	(79,122)
Total Shareholders’ Equity		1,152,346	753,108

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$3,675,437	$3,651,288

/s/ “David Sealock”	/s/ “Travis Schneider”
David Sealock, Director	Travis Schneider, Director

The accompanying notes are an integral part of these consolidated financial statements.

No assurance is provided on these financial statements.

SKY QUARRY INC.

Consolidated Statements of Loss and Comprehensive Loss

For the six months ended June 30, 2021 and 2020

Unaudited

Expressed in US dollars

	2021	2020

Revenue
Sale, net	$30,000	$-
Cost of Sales	-	-
Gross Profit	30,000	-

Expenses:
Research & development	16,234	-
General and administrative	795,643	-
Finance costs	175,023	-
Foreign exchange	(48)	-

Total Expenses	986,853	-

Net loss before income taxes
Income tax expense	-	-
Net Loss	(956,853)	-
Other Comprehensive Loss (Gain)
Exchange loss (gain) on translation of foreign operations	55,460	-

Net loss and Comprehensive loss	$(1,012,312)	$-

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these consolidated financial statements.

No assurance is provided on these financial statements.

SKY QUARRY INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2021 and 2020

Unaudited

Expressed in US dollars

	Number of Shares Outstanding	Share Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2020	-	-	(838)	-	(838)
Common share subscription	11,400,000	1,140	-	-	1,140
Net Loss and Comprehensive Loss			-	-	-
Balance June 30, 2020	11,400,000	1,140	(838)	-	302
Balance January 1, 2021	26,890,235	1,149,733	(317,503)	(79,122)	753,108
Preferred share issuances	1	1	-	-	1
Common share issuances	3,037,940	1,332,428	-	-	1,332,428
Net Loss and Comprehensive Loss		-	(956,853)	23,661	(933,192)
Balance June 30, 2021	29,928,175	$2,482,162	$(1,274,356)	$(55,460)	1,152,346

The accompanying notes are an integral part of these consolidated financial statements.

No assurance is provided on these financial statements.

SKY QUARRY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ending June 30, 2021 and 2020

Unaudited

Expressed in US dollars

	Note	2021	2020

CASH FLOWS FROM OPERATION ACTIVITIES
Net loss		$(956,853)	$(838)
Changes in operating assets and liabilities:
Accounts receivable		19,168	-
Prepaid expenses and deposits		(58,764)	-
Inventory		-	-
Accounts payable and accrued liabilities	10	(79,964)	838
Net cash from Operating Activities		(1,076,412)	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on equity issued	14	1,332,429	-
Proceeds of debt	11,12	(295,125)	100,000
Net cash generated by financing activities		1,037,304	100,000

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of oil and gas properties	4	(13,161)	(100,000)
Acquisition of property, plant, and equipment, net	4	(36,407)	-
Additions to oil and gas properties		-	-
Net cash generated by investing activities		(49,568)	(100,000)

Effects of exchange rate changes on cash and cash equivalents		23,661	-

Increase (decrease) in cash		$(65,015)	$-
Cash, beginning of the period		135,787	-
Cash, end of the period		$70,772	$-

The accompanying notes are an integral part of these consolidated financial statements.

No assurance is provided on these financial statements.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

1.NATURE OF OPERATIONS

Sky Quarry Inc. and subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are collectively a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling of asphalt shingles will reduce the dependence of the American economy on landfills for the removal of waste and will also reduce the economy’s dependence on virgin crude oil for industrial uses.

The Company’s head office is located at #1400 136 East South Temple, Salt Lake City, Utah 84111. The Company’s registered office is located at The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

The Company was incorporated as Recoteq Inc. on June 4, 2019 in the state of Delaware and changed its name to Sky Quarry Inc. on April 22, 2020. As set out in Note 5 “Acquisitions” below, on September 16, 2020 the Company acquired a 100% interest in two companies, 2020 Resources LLC (referred to herein as “2020 Utah”) and 2020 Resources (Canada) Ltd. (referred to herein as “2020 Canada”).

2020 Resources (Canada) Ltd. (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018 in the province of Alberta under the Canada Business Corporations Act. 2020 Resources LLC (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017 in the state of Delaware.

2020 Canada is currently inactive and 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring area of Utah. The Company has not earned significant revenues as it is in the pre-production stage.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of preparation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting practices (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value. The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.

(b)Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has at least a majority voting interest. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada and 2020 Utah have been combined. There was no activity in either entity until commencement of research and development and commissioning operations on July 27, 2018. Share capital refers to capital contributions in the form of cash provided by previous shareholders to 2020 Canada. Member’s interest refers to cash provided by previous shareholders to 2020 Utah. Both entities were under common control throughout the period July 27, 2018 to September 15, 2020, the date of acquisition by Sky Quarry Inc.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)Basis of presentation

The combined financial statements have been prepared under the historical cost convention.

(d)Foreign currency translation adjustments

The Company’s reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian subsidiary company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

(e)Revenue recognition

The Company recognizes revenue in terms of ASC 606 – Revenue from Contracts with Customers (ASC 606).

Revenue transactions are assessed using a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services. The five steps are as follows:

i.identify the contract with a customer;

ii.identify the performance obligations in the contract;

iii.determine the transaction price;

iv.allocate the transaction price to performance obligations in the contract; and

v.recognize revenue as the performance obligation is satisfied.

(f)Cash and cash equivalents

The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.

(g)Accounts receivable

Accounts receivable with short maturities are stated at carrying values as it approximates fair value. The current accounts receivable is recorded and valued at fair value with no impairment.

(h)Oil and gas property and equipment

The Company under ASC 932 follows the successful efforts method of accounting for its oil and gas properties. Acquisition costs associated with the acquisition of leases are capitalized.  Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)Other property and equipment

Other property, plant and equipment, consisting of research and development equipment and mining equipment, is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset. When parts of an item have different useful lives, they are accounted for as a separate component. At June 30, 2021, none of the assets were available for use and no depreciation has been recorded on the assets.

(j)Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

(k)Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down. The impairment loss is the excess of the carrying amount of the asset group over its fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Impairment to the carrying values of property, plant and equipment was established and recorded at the date of acquisition, using a third-party Forced Liquidation Value appraisal.

(l)Fair value measurement

Certain of the Company’s assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

●   Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

●   Level 2 – Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

●   Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

(m)Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

3.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As at June 30, 2021 the Company has an accumulated deficit of $1,274,355 and has not yet been able to generate cash flows from operations.

Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due subsequent to June 30, 2021 is uncertain. Until this time, management will have to raise funds by way of debt or equity issuances or become profitable. The Company will closely monitor its cash and will take the necessary measures to preserve cash, such as reducing spending as needed until the Company succeeds in proving that its extraction technology is viable.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

4.ACQUISITIONS

On September 16, 2020, Sky Quarry entered into a membership and share purchase agreement to acquire all of the membership interests of 2020 Resources LLC and all the shares of 2020 Resources (Canada) Inc. for total consideration of $2,648,349, issue of a $300,000 promissory note to the seller (see note 11 below), $807,245 in share issuance to seller’s creditor (5,378,047 shares) in total satisfaction of sellers debt and $1,541,104 in cash, $100,000 of which was a prepaid deposit. The share purchase agreement closed on September 16, 2020. The values assigned to property, plant, and equipment were determined by reference to third party valuations. The values assigned to oil and gas properties, including the Company’s extraction technology, were determined by the residual value of assets acquired.

The acquisition did not meet the definition of a business combination as (i) the PR Spring properties are at the exploration stage with no defined mineral reserves, and (ii) assets acquired did not contain any business processes. Consequently, the transaction was not characterized as a business combination, and was accounted for as an acquisition of assets.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

The fair value of the assets acquired are as follows:

Recognized amounts of identifiable net assets & liabilities acquired	$
Cash & Deposits	821,272
Inventory	96,287
Property, plant, and equipment, net	21,112
Oil and gas properties	2,113,421
Liabilities	(403,743)
Total acquired	2,648,349

Consideration for the acquisition
Cash paid	1,541,104
Note payable	300,000
Share issuance (sellers debt)	807,245

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of:

	June30, 2021	June30, 2020
Trade receivables	$10,000	$0
Balance, June 30, 2021	$10,000	$0

Information about the Company’s exposure to credit risks for trade receivables is included in Note 20(a).

6.INVENTORY

During the year ended December 31, 2020, the Company acquired 2020 Resources LLC.  This acquisition included inventory of chemicals used in the bitumen extraction process and have been recorded at cost.

7.MINERAL LEASES

	SITLA Mineral Lease	Total
Cost
January 1, 2020	$ 63,800	$ 63,800
Additions
December 31, 2020	63,800	63,800
Additions	-	-
June 30, 2021	$ 63,800	$ 63,800

Accumulated Amortization
June 30, 2021 and 2020	$ -	$ -

Carrying Amounts

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

June 30, 2020	$63,800	$63,800
June 30, 2021	$63,800	$63,800

SITLA Mineral Lease (2020 Resources LLC mineral lease)

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”). At this time, the Company (through its subsidiaries) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Start Date	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate
ML-49579	50.42	50.42	1/1/2005	12/31/2024	$500	$5,000	6.5%
ML-49927	4,319.87	4,319.87	6/1/2005	5/31/2025	4,320	43,200	6.5%
ML-51705	1560	1560	2/1/2010	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3			$6,380	$63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

8.PROPERTY, PLANT AND EQUIPMENT

	Shop & Laboratory Equipment	Mining Equipment	Corporate and Other	Total
Cost
As at January 1, 2020	$0	$0	$0	$0
Additions	267,979	75,124	976	344,079
Disposals	-	-	-	-
As at December 31, 2020	$267,979	$75,124	$976	$344,079
Additions	-	-	-	-
Disposals	-	-	-	-
As at June 30, 2021	$267,979	$75,124	$976	$344,079

Property, plant and equipment consist of research and development equipment and mining equipment. Each class of property, plant and equipment is estimated to have a useful life of 5 years and will be amortized over a straight line basis.

In accordance with ASC 932, as the property, plant and equipment were not available for use as at June 30, 2021, no accumulated depreciation has been recorded within the statement of loss and comprehensive loss.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

9.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	Note	June 30, 2021	June 30, 2020
Balance, beginning of period	4	$2,135,420	$0
Additions		49,568	-
Balance, June 30, 2021		$2,184,988	$0

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the months ended June 30, 2021 relate to development of the land and mine in the PR Spring area.

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable as at June 30, 2021 and 2020 consist primarily of amounts outstanding for operating expenses that are non-interest bearing and are normally due on 30 to 60 day terms.

Accrued expenses as at June 30, 2021 and 2020 consist primarily of other operating expenses.

Information about the Company’s exposure to liquidity risk is included in Note 20(c).

11.DEBT

Lender	Maturity Date	Interest Rate	Principal Balance June 30, 2021	Principal Balance June 30, 2020

Private Lenders*	March 16, 2021		100,000	-
Private Lender*	June 30, 2021		134,630	-
ACMO USOS LLC	March 15, 2021	10%	194,906	-
Private Lender*	June 30, 2021		500,000	-
JPMorgan Chase	September 28, 2023	10%	278,758	-
Govt of Canada**	December 31, 2025	nil	32,274	-
US SBA	March 1, 2023	1%	152,200	-
Loeb Term Solutions	September 1, 2024	14.25%	820,000	-
			$ 2,212,768	$ -

* Note - Set interest charge amount versus interest rate.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

The maturity date of debt is as follows:

	June 30, 2021	June 30, 2020
Principal classified as repayable within one year	$929,536	$-
Principal classified as repayable later than one year	1,283,232	-
Balance, June 30, 2021	$2,212,768	$-

(a)Private lenders – presented sequentially as above.

(i)On September 17, 2020, the Company entered into promissory notes in the aggregate of $100,000 from two private lenders. The notes are unsecured, bear a flat interest charge at 25% and matured on March 16, 2021. The maturity date of the notes are currently being renegotiated.

(ii)On September 17, 2020, the Company entered into a promissory note for $200,000 from a private lender. The note is unsecured, bears a flat interest charge of 10% and matured on June 30, 2021. The maturity date of the note is currently being renegotiated.

(iii)On September 16, 2020, the Company entered into a promissory note for $300,000 from ACMO USOS LLC which formed part of the Share Purchase Agreement (see Note 5 Acquisitions).  The note matured on December 15, 2020 and bears an interest rate at 10% per annum. On December 13, 2020, the interest rate was increased to 15% thereafter and the maturity date of the note was extended to March 16, 2021. The maturity date of the note is currently being renegotiated.

(iv)On August 28, 2020, the Company entered into a promissory note for $500,000 from a private lender. The note is unsecured and bears a flat interest charge at 25%. Maturity of the note was extended by mutual consent to June 30, 2021.

(v)On September 16, 2020, the Company entered into a promissory note for $450,000 from JPMorgan Chase Bank N.A. (“JPM”).  The note is unsecured, bears interest at 10% per annum and matures on September 28, 2023.

(vi)On November 27, 2020, 2020 Resources (Canada) Ltd. received a Canadian Emergency Business account loan (“CEBA”) in the amount of CDN $40,000 from the Canadian Federal Government. The CEBA loan is interest free with no principal payments until December 31, 2022. If the Company repays $30,000 of the total loan prior to December 31, 2022 then the balance of $10,000 will be forgiven. If the balance is not paid by December 31, 2022 then the balance of the loan is converted to a three (3) year term loan with interest at 5% starting on January 1, 2023. The balance of the loan must be paid no later than December 31, 2025. The note was converted to USD $32,274 using the exchange rate quoted by the Bank of Canada as at June 30, 2021, being 0.80684:1.

(vii)On March 1, 2021, 2020 Resources LLC received a loan in the amount of $152,200 through the Payroll Protection Program (PPP) loan from the U.S. Small Business Administration. The loan carries an interest rate of 1%, has a two-year term with no principal payments for 12 months, and which can be forgiven in full if the Company applies for forgiveness and documents that it spent proceeds on allowed expenditures, including payroll cost. The Company believes this loan will be forgiven in full.

(viii)On August 31, 2020, the Company entered into a promissory note for $1,000,000 from Loeb Term Solutions LLC. The note ranks senior to all debt and is secured against all of the assets of the Company and of its subsidiaries.  The note matures on September 1, 2024 and bears interest at 14.25% per annum. Terms of the note includes a mandatory repayment against

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

principal of $20,000 per monthly instalment. The principal outstanding under the note as at June 30, 2021 is $ 820,000.

12.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due June 30, 2021	Principal Due June 30, 2020

Private Lender	October 31, 2021	4%	50,000	50,000
Private Lender	July 21, 2021	4%	-	50,000
Marcus Laun	July 13, 2021	4%	25,000	-
Private Lender	September 12, 2021	4%	50,000	-
			$ 125,000	$ 100,000

The maturity date of debt is as follows:

	June 30, 2021	June 30, 2020
Principal classified as repayable within one year	$125,000	$100,000
Principal classified as repayable later than one year	-	-
Balance, June 30, 2021	$125,000	$100,000

(a)Private Lender

On April 23, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of April 23, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. The maturity date of the note is being renegotiated. On April 21, 2021 the maturity date was extended to October 31, 2021 for a debt extension fee of $5,000 which was paid on June 23, 2021.

(b)Private Lender

On April 28, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. On August 7, 2020 at the election of the lender the note was converted into 534,188 shares of common stock of the Company in full and final satisfaction of the note.

(c)Marcus Laun

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  The maturity date of the note is being renegotiated.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

(d)Private Lender

On September 21, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.25 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  The maturity date of the note is being renegotiated.

13.INCOME TAXES

As at June 30, 2021, and June 30, 2020, the Company has incurred losses and does not meet the standard to carry forward any non-capital losses.

14.SHARE STRUCTURE

COMMON SHARES

Authorized 100,000,000 common shares with par value of $0.0001

Issued 29,928,175 common shares as of June 30, 2021

PREFERRED SHARES

Authorized 25,000,000 preferred shares with par value of $0.001 per share

Issued1 preferred share as of June 30, 2021

(a)Changes to share structure

On April 14, 2020 the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by, (a) fixing the authorized shares of common stock (“Shares”) issuable at a maximum of 50,000,000 and (b) fixing the par value of said Shares at $0.0001 (one hundredth of one cent).

On April 20, 2021 the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by fixing the authorized shares of common stock issuable at a maximum of 100,000,000 with no change to the par value.

On June 21, 2021 the Company authorized an amendment to its Certificate of Incorporation which amended the terms regarding the issue of preferred stock to include “Blank-Check” provisions, specifically, authorizing its board of directors to provide, out of the unissued shares of authorized preferred stock, one or more classes of preferred stock or one or more series of preferred stock within any class thereof, and to set the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, which may differ from those of any and all other issuances, of each class of preferred stock or series of preferred stock within any class thereof, in accordance with the General Corporation Law of Delaware.

(b)Common share issuances

On May 30, 2020, the Company closed an offering of 11,400,000 Shares to certain investors for net proceeds of $1,140 at an issue price of $0.0001 per Share.

On August 2, 2020 the Company closed an offering of 7,988,637 Shares to certain investors for net proceeds of $799 at an issue price of $0.0001 per Share.

On September 16, 2020 the Company closed an offering of 6,967,410 Shares to certain investors for net proceeds of $1,097,795 at an average issue price of $0.157 per Share.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

On February 12, 2021, 1,000,000 Shares were returned to treasury.

On May 25, 2021 the Company closed an offering of 3,066,804 Shares of common stock for gross proceeds of $1,012,046.32. Fees in connection with this offering amounted to $3,795, resulting in net proceeds of $1,008,251.32.

(c)Preferred share issuances

On June 21, 2021 the Company issued one “Series A” preferred share to JPM for net proceeds of $1. The holder of the Series A Preferred Share is entitled to elect one member to the Company’s Board of Directors so long as it holds at least 15% of the outstanding shares of the Company’s common stock, and is entitled to certain protective rights and certain pre-emptive rights upon the issuance of new securities.

The Series A Preferred Share is redeemable at cost on the earlier of a) the election of the holder or b) that date on which the Company receives approval for an initial public offering on a US stock exchange.

(d)Debt conversions

On September 16, 2020 the Company issued 534,188 Shares to an arms’ length lender for conversion of debt in the amount of $50,000 at a conversion price of $0.0936 per Share.

On May 13, 2021 the Company issued 607,500 Shares to JPM for conversion of debt in the amount of $200,475 at a conversion price of $0.33 per Share.

On May 25, 2021 the Company issued 363,636 Shares to an arms’ length lender for conversion of debt in the amount of $120,000 at a conversion price of $0.33 per Share.

(e)Shares reserved for issuance

The table below sets forth the Shares reserved by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan (1)	5,000,000
Conversion of Debt (2)	1,041,332
Share Issuable under JPM Agreement (3)	111,111
TOTAL SHARES RESERVED FOR ISSUANCE	6,152,443

Notes:

1.The Company has reserved a maximum of 5,000,000 Shares issuable in connection with grants made under the Company’s Stock Option Plan (see Note 15).

2.The Company has reserved a total of 1,041,332 Shares issuable in connection with the issue of certain convertible debt notes (see Note 12), as set forth below.

	Principal Amount	Amount Due at Maturity	Shares Issuable on Conversion
Private Lender	$50,000	$52,000	555,555
Marcus Laun	$25,000	$26,000	277,777
Private Lender	$50,000	$52,000	208,000

3.The Company has reserved a maximum of 111,111 Shares in connection with certain share issue rights issuable conditional on conversion of debt by a third party as set forth in the JPM Agreement (see Note 16(b)), assuming full conversion.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

15.STOCK OPTION PLAN

On March 27, 2020 the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The stock option plan is a fixed number plan with a maximum of 5,000,000 common shares reserved for issue at June 30, 2021.

During the six months ended June 30, 2021 and the period ended June 30, 2020, the Company did not grant any stock options to directors, officers and consultants of the Company.

During the six months ended June 30, 2021 and June 30, 2020, there was no share-based compensation expense.

16.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these consolidated financial statements are:

(a)Key management personnel and director compensation

As at June 30, 2021 there was $0 due to members of key management and directors for unpaid salaries, expenses and director fees (2020 - $0) as salaries and fees were voluntarily waived for the months to date of 2021.

(b)Transactions with related parties

As disclosed in Note 11 above, on September 16, 2020 the Company issued a promissory note to JPM, in the amount of $450,000. JPM is a related party as a significant shareholder.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020 and approved a governance agreement between the Company and JPMorgan Chase Bank N.A. (“JPM”), which grants to JPM the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess o$500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•upon the conversion of a promissory note with an unrelated third party;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPM owns at least 10% of the Company’s outstanding shares of common stock.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

As disclosed in Note 14(b) above, on May 13, 2021 JPM converted $200,475 of debt for the issuance of 607,500 Shares and on September 29, 2021 converted $111,375 of debt for the issuance of 337,500 Shares, each converted at a deemed price of $0.33 per Share. These amounts have been applied first against the accrued interest and against the principal owing under the promissory note disclosed in Note 11.

(c)Due to/from director

On September 28, 2020, the Company received an advance from David Sealock, a director and CEO of the Company, in the amount of $19,490 bearing interest at 0% per annum and repayable on demand. On March 26, 2021 the amount was settled in full and final satisfaction.

As disclosed in Note 12(c) above, on July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. The maturity date of the note is being renegotiated.

17.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	June 30, 2021	June 30, 2020
Insurance	$313,780	$-
Professional fees	397,050	-
Salary and wages	23,848	-
Travel expenses	19,118	-
Other	41,846	-
	$795,643	$-

18. COMMITMENTS AND CONTINGENCIES

The Company is not party to any contractual commitments other than as disclosed elsewhere herein.

19.MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital. The Company considers its capital for this purpose to be its shareholders’ equity and debt and convertible debentures.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company’s capital.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

20.MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company’s financial instruments are exposed to are:

(a)Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company’s business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by a review of the customer’s credit information.

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At June 30, 2021 and 2020 the Company had $10,000 and $0, respectively in trade and other receivables. The Company considers its maximum exposure to credit risk to be its trade and other receivables and notes receivable. The Company expects to collect these amounts in full and has not provided an expected credit loss allowance against these amounts.

(b)Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

(c)Currency risk

Currency risk is the risk that the value of financial assets and liabilities denominated in currencies, other than the functional currency of the Company, will fluctuate due to changes in foreign currency exchange rates. As at June 30, 2021, the Company’s exposure to currency risk is limited to cash and equivalents denominated in Canadian dollars in the amount of CAD $752, accounts payable and accrued liabilities denominated in Canadian dollars in the amount of CAD $31,567. A 1% change in the exchange rate between the US and Canadian dollar would have a $308 impact on the net loss and cash flows of the Company.

(d)Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company’s financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate obligations of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2021 and 2020

Expressed in US dollars

21.SUBSEQUENT EVENTS

Except as disclosed elsewhere herein and below, no material events occurred subsequent to July 15, 2021 the date of presentation of these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Chief Executive Officer
Date:	December 20, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Principal Executive Officer
Date:	December 20, 2021

By:	/s/ Darryl Delwo
Name:	Darryl Delwo
Title:	Principal Finance Officer, Principal Accounting Officer
Date:	December 20, 2021